UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESOLUTION PASSED AT THE BOARD MEETING

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 28 June 2010.

Pursuant to the requirements of the Articles of Association and the rules of meeting of the Board (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Liu Shaoyong, the chairman, the first meeting (the “Meeting”) of the sixth session of the Board of the Company (the “Board”) was held at Shanghai International Airport Hotel on 28 June 2010.

Liu Shaoyong, as the chairman; Li Jun as the vice chairman; Ma Xulun, Luo Chaogeng, Luo Zhuping as directors, and Sandy Ke-Yaw Liu, Wu Xiaogen, Ji Weidong, Shao Ruiqing as independent directors of the Company, attended the Meeting.

The directors who attended the Meeting confirmed they had received the notice of the Meeting and relevant information before the Meeting. Liu Jiangbo, as the chairman of the supervisory committee of the Company, Xu Zhao, Yan Taisheng, Feng Jinxiong, as supervisors of the Company and other senior management and heads of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting complied with the relevant requirements under the Articles of Association and the rules of meeting of the Board. The Meeting was legally and validly held.

The Meeting was chaired by Liu Shaoyong, the chairman of the Company. After adequate discussion, the directors at the Meeting considered and approved unanimously the following resolutions:

1.	To consider and approve the resolution for the election of the chairman and vice chairman of the Company.

The election of Liu Shaoyong as the chairman of the sixth session of the Board, and the election of Li Jun as the vice chairman of the sixth session of the Board, for a term equivalent to the term of the current session of the Board, was approved.

2.	To consider and approve the resolution for the election of members of each of the specialised committees under the Board.

The elections of Shao Ruiqing, Wu Xiaogen and Ji Weidong, all being independent directors of the Company, as the members of the audit and risk management committee of the sixth session of the Board, with Shao Ruiqing as the chairman of the audit and risk management committee, for a term equivalent to the term of the current session of the Board, was approved.

The election of Luo Chaogeng and Luo Zhuping, both as directors of the Company and Shao Ruiqing, an independent director of the Company, as the members of the planning and development committee of the sixth session of the Board, with Luo Chaogeng as the chairman of the planning and development committee, for a term equivalent to the term of the current session of the Board, was approved.

The election of Liu Shaoyong, as director of the Company, Sandy Ke-Yaw Liu and Ji Weidong, both as independent directors of the Company, as the members of the nomination and remuneration committee of the sixth session of the Board, with Liu Shaoyong as the chairman of the nomination and remuneration committee, for a term equivalent to the term of the current session of the Board, was approved.

The election of Ma Xulun and Luo Chaogeng, both as directors of the Company, Sandy Ke-Yaw Liu, as independent director of the Company, as the members of the aviation safety and environment committee of the sixth session of the Board, with Ma Xulun as the chairman of the aviation safety and environment committee, for a term equivalent to the term of the current session of the Board, was approved.

3.	To consider and approve the resolution regarding the appointment of the president of the Company.

The appointment of Ma Xulun as the president of the Company, for a term equivalent to the term of the current session of the Board, was approved.

4.	To consider and approve the resolution regarding the appointment of vice president and chief financial officer of the Company.

The appointment of Zhang Jianzhong, Li Yangmin, Zhao Jinyu and Tang Bing as the vice president of the Company, the appointment of Wu Yongliang as the chief financial officer of the Company, for a term equivalent to the term of the current session of the Board, was approved.

5.	To consider and approve the resolution regarding the appointment of the secretary of the Board.

The appointment of Luo Zhuping as the secretary of the Board, for a term equivalent to the term of the current session of the Board, was approved.

The independent directors of the Company consider that the nomination procedure for the appointment of Ma Xulun, Zhang Jianzhong, Li Yangmin, Zhao Jinyu, Tang Bing, Wu Yongliang and Luo Zhuping is legal, and the above-mentioned persons meet the qualification requirements as stipulated in relevant laws and regulations and the Articles of Association, and are capable of fulfilling the duty requirements of the positions. The appointment procedures complied with the requirements as stipulated in relevant laws, regulations and the Articles of Association.

6.	To consider and approve the resolution regarding the adjustment of the proportion between the American Depository Shares (ADS) and H shares of the Company.

The adjustment of the proportion between the ADS and H shares of the Company, from 1:100 per H share to be subdivided into 1:50 per H share and the authorisation of the secretary of the Board to effect the matters related to the share subdivision and to execute the related legal documents were approved.

The Company will publish an announcement in a timely manner upon signing of relevant agreement.

7.
To consider and approve the resolution regarding the sale of part of the equity interests in the investment companies originally under Shanghai Airlines Co, Ltd. (“Shanghai Airlines”) to subsidiaries under CEA Holding.

The transfer of 70% equity interest in Shanghai Aviation Catering Co., Ltd. (上海航空食品有限公司), 100% equity interest in Shanghai Aviation Import & Export Co., Ltd. (上海航空進出口有限公司) and 100% equity interest in Shanghai Aviation Advertising Service Co., (上海航空傳播有限公司) held by Shanghai Airlines and its subsidiaries, by way of cash, to China Eastern Air Catering Investment Co., Ltd., Eastern Aviation Import & Export Co., Ltd. and Eastern Aviation Advertising Service Co., Ltd. respectively; the actual consideration for the transfer will be determined on the basis of appraised asset value confirmed by the parties, with adjustments made for the profits and losses incurred between the period from the valuation base date to the completion date of such transfer(s) in accordance with the provisions of the respective equity interest transfer agreement, was approved.

The Company will publish an announcement in a timely manner upon signing of relevant agreement.

This resolution is a resolution relating to connected transaction, and Liu Shaoyong, Li Jun and Luo Chaogeng, being connected directors, abstained from voting. The independent directors of the Company consider that the above connected transaction is entered into in the ordinary course of business on normal business terms, and is in the interests of the Company and all the shareholders of the Company and is fair and reasonable to the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, People’s Republic of China
28 June 2010